Exhibit 99.3
Vasogen Inc.
Management’s Discussion and Analysis

November 30, 2008

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, except as described in note 18, conform in all material respects with GAAP in the United States.  All amounts are expressed in Canadian dollars unless otherwise noted. Annual financial references are to our fiscal years, which end on November 30.  In this report, “the Company”, “we”, “us”, and “our” refer to Vasogen Inc. and its consolidated subsidiaries.  This document is current in all material respects as of February 25, 2009.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or other alternatives resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade™ System or our VP series of drugs, including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found below under the headings “Liquidity and Capital Resources,” “Risks and Uncertainties” and “Outlook,” and in the “Risk Factors” section of our Annual Information Form and Form 20-F, as well as in our later public filings.  The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Update

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During 2008, we implemented our restructuring plan to significantly reduce the rate at which we use our cash and to focus our efforts on opportunities that the Board and Management believe are most likely to provide shareholder value. As a result, we discontinued maintaining the necessary quality processes and personnel to support European commercialization and any clinical development of our Celacade technology, materially reduced expenses associated with the VP series of drugs, and reduced the number of full-time employees from 104 to six.  We also retained JMP Securities LLC to assist in exploring potential strategic alternatives. To further reduce the rate at which we use cash during our strategic review process, in February 2009, we further reduced our number of full-time employees to two. As part of this restructuring, Chris Waddick, our President and CEO, will be terminated effective March 1, 2009.  Mr. Waddick has agreed to fulfill the role of CEO, in a consulting capacity at a substantially reduced compensation, to assist the Board in bringing closure to the ongoing strategic review process.

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Pursuant to our restructuring plan, our Board of Directors and Management has been actively involved in a process of screening, reviewing, and short-listing potential opportunities including the sale of the Company, or a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. The process has also included a review of the potential out-licensing of assets, lapsing of patents and patent applications, asset divestiture, or liquidation of the Company. At this time, we have significantly narrowed down the number of third party proposals under consideration.  If a definitive agreement that the Board believes is in the best interest of our shareholders cannot be reached in the near future, the Board will consider the other alternatives that it has been evaluating.  These alternatives include the potential to realize value from the monetization of certain intangible assets either alone or potentially in combination with a strategic transaction.  The Board will continue to assess the merits of these options relative to liquidating the Company and distributing the remaining cash to the shareholders.

•
As part of our restructuring, a new tenant was secured for our 37,111 sq. ft. leased facility located at 2505 Meadowvale Boulevard in Mississauga, Ontario, and we completed a lease surrender agreement with our landlord.  As a result, our lease for this facility terminated on September 30, 2008 and our new corporate address is 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, L4Z 1S1.

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On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4) (the “Rule”). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we were provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement.  In October 2008, the NASDAQ Stock Market had suspended the enforcement of the rules requiring a minimum US$1.00 closing price until January 20, 2009. Subsequently, on December 9, 2008, the NASDAQ extended this suspension. Accordingly, the NASDAQ will not take action to delist any security, including our shares, for a violation of the minimum bid price rule during the suspension, which now has been extended until April 20, 2009.

•
As at November 30, 2008, we had cash and cash equivalents of $8.6 million and had 22.4 million common shares issued and outstanding.  Other than our accounts payable and accrued liabilities we do not have any debt.  As of January 31, 2009, our cash balance was $8.5 million.

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Subsequent to November 30, 2008 we entered into an agreement to sell a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to its Celacade System.

OVERVIEW

We are a company that was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A., and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland.  Historically, our focus has been on the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neuro-inflammatory disorders.  Currently, we are primarily focused on exploring other strategic opportunities including the sale of the Company, a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. This process has also included a review of the potential out-licensing of assets, asset divestiture, or liquidation of the Company.  Until our strategic options have been explored, to the Board’s satisfaction, we do not plan to incur material expenditures to significantly advance our products.  Our shares currently trade on the NASDAQ Capital Market and Toronto Stock Exchange under the symbols VSGN and VAS, respectively.

OUR GOAL

Our goal is to identify and pursue strategic alternatives that have the potential to maximize shareholder value.

RESULTS OF OPERATIONS

We are a development-stage enterprise that has historically dedicated our cash resources mainly to research and development (“R&D”) activities.

Research and Development

The changes in R&D expense, and their key components, for the years ended November 30, 2008, 2007, and 2006, are reflected in the following table:

R&D expense (in thousands of dollars, except percentages)	2008	2007	Increase (Decrease)	2007	2006	Increase (Decrease)

Program costs:
Direct	$404	$517	($113)	$517	$12,954	($12,437)
Indirect	$5,474	$6,830	($1,356)	$6,830	$13,569	($6,739)

Preclinical costs	$2,138	$3,097	($959)	$3,097	$3,392	($295)

Intellectual property costs	$767	$1,459	($692)	$1,459	$2,256	($797)

Other costs	$11	$136	($125)	$136	$561	($425)

Total R&D	$8,794	$12,039	($3,245)	$12,039	$32,732	($20,693)

R&D expense as a percentage of the sum of R&D and General and Administration expense	52%	46%	6%	46%	63%	(17%)

The majority of the decrease in our R&D expenses for 2008, when compared with the same period in 2007, resulted from a significant reduction in research and development activities as a result of our restructurings announced in April and July of 2008, which have been partially offset by costs incurred to implement these restructurings.  Restructuring costs for employees directly involved in research and development for the year ended November 30, 2008 were $2.1 million, compared with $0.7 million for the year ended November 30, 2007, and compared with $0.1 million for the year ended November 30, 2006.  Restructuring costs consist of pay in lieu of notice, severance payments, and outplacement counseling.  The majority of the decrease in our R&D expenses for 2007, when compared with the same period in 2006, resulted from a significant reduction in the clinical trial activities relating to the completion of our phase III clinical trials.

Program Costs

Program costs consist of direct and indirect costs.  Direct costs to support trials include expenses for clinical site fees, project management, study monitoring, site close out, data management and analysis, and technology support.  Indirect costs to support these programs consist of compensation costs for employees who support the Celacade program, employee termination costs, professional fees, and other support costs.

Program costs have decreased in the year ended November 30, 2008 compared to the same periods in 2007.  During 2008, prior to our restructuring, program costs for Celacade were incurred for the preparation of initial commercial launch of Celacade in Europe and for the planning of a study that was expected to support an application for regulatory approval of Celacade in the United States.  In addition to restructuring costs during the year ended November 30, 2008, we incurred a $1.2 million non-cash provision taken against our clinical supplies at the date of the April restructuring as we believe that the value of our clinical supplies was not recoverable.   These charges have been offset by reduced compensation costs and reduced stock compensation expense for employees as a result of the restructurings announced in April and July of 2008.  Employee stock options, which were being expensed for the year ended November 30, 2007, are no longer being expensed as the unvested options were forfeited upon termination of employees in accordance with our Stock Option Plan.

For 2007, program costs decreased significantly, as our phase III trials were completed; however, for the comparable period in 2006, these costs were still being incurred, as our phase III trials were completed in the second half of 2006.

A summary of our past programs, on which expenses were incurred during the years ended November 30, 2008, 2007, and 2006 is provided below.

CELACADE Program

Our Celacade System was being developed to target the inflammation underlying chronic heart failure.

During 2008, we had ongoing communications with the FDA regarding the use of a Bayesian approach for ACCLAIM II, a study that was intended to support a U.S. Pre-Market Approval (“PMA”) filing for Celacade for NYHA Class II heart failure patients.  We are not planning any additional communications with the FDA regarding the design of ACCLAIM II pending the outcome of our current strategic review process.

Subsequent to November 30, 2008 we entered into an agreement to sell a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to its Celacade System.

Celacade in the E.U.

Celacade had received E.U. regulatory approval as a medical device under the CE Mark.    As a result of our restructuring, we have discontinued maintaining the infrastructure to support the quality systems necessary to support the CE Mark.  The CE Mark was suspended on November 1, 2008 and subsequent to year end we notified the appropriate authority that they will not be able to conduct a recertification audit; therefore the CE Mark was withdrawn.

During 2007, we completed a collaboration agreement (the “Agreement”) with Grupo Ferrer Internacional S.A. (“Ferrer”) to commercialize our Celacade technology for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.  We expect that the Agreement with Ferrer will be terminated in fiscal 2009.

VP Series of Drugs Program

Our VP series of drugs was being developed to target inflammation underlying certain neurological conditions.  During the third quarter of 2008 and following an extensive review of our VP series of drugs program, we announced a significant reduction in activities and expenses associated with this program to further reduce our cash burn rate as we continue to explore strategic alternatives.

Preclinical Costs

Our preclinical research programs were focused on developing our VP series of drugs and on supporting our Celacade program.

Preclinical expenses consist of salaries and benefits for employees who support the preclinical activities, employee termination costs, costs to the medical institutions to whom our research is outsourced, professional fees, and other support costs.  During 2008, preclinical costs were incurred, prior to our restructuring, for work related to optimizing the manufacturability of VP025 and the VP series of drugs.  Preclinical costs for the year ended November 30, 2008 have decreased when compared with the costs for the same periods in 2007 as lower costs for work related to optimizing the manufacturability of VP025 and the VP series of drugs have been partially offset by restructurings costs.  Preclinical costs for 2007 were lower when compared to 2006, given a reduction in our preclinical activities in the prior year.

Intellectual Property Costs

Our research and development initiatives have resulted in the filing of numerous patent applications.  We own patents and patent applications relating to our products and technologies in the United States and other jurisdictions around the world.  Our intellectual property (“IP”) expenses primarily consist of fees paid to patent offices worldwide and to external patent counsel.  These costs are included in R&D expense and are expensed as incurred.  These costs are a result of advancing our patent protection into additional countries through filing international patent applications, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.  The costs for the year ended November 30, 2008 have decreased when compared with the costs for the same period in 2007.  The reduced patent costs are largely due to a combination of a greater proportion of the patent prosecution work being done in-house, patent applications maturing to patents, and implementing certain decisions with respect to our intellectual property portfolio resulting in the abandonment of various patents and patent applications.   These decisions were based on a qualitative assessments of numerous factors including, but not limited to, our cash resources, development timelines, evolving development plans for our products, evolving importance placed on jurisdictions of lesser economic value, whether the IP was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization. The costs for 2007 are lower than the costs for the same period in 2006 due to a greater proportion of the patent prosecution work being done in-house and patent applications maturing to patents.

Nature and Treatment of Expenses

We expense R&D costs.  The majority of our research was outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities.

Prior to implementation of our strategic restructuring plan on April 14, 2008, the costs of our prepaid clinical supplies were capitalized, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and were expensed as they are shipped to outsourced research centers or clinical sites.

Our ability to recover the carrying value of our clinical supplies was impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property.  Based on our analysis, we believe that, as a result of our restructuring during the second quarter, the value of our clinical supplies is not recoverable, so such supplies were expensed at the date of the April restructuring.

General and Administration

The changes in general and administration expense, and their key components, for the years ended November 30, 2008, 2007, and 2006, are reflected in the following table:

General and Administration expense (in thousands of dollars)	2008	2007	Increase (Decrease)	2007	2006	Increase (Decrease)

Infrastructure and other support costs	$6,086	$11,803	($5,717)	$11,803	$16,563	($4,760)

Insurance	$724	$1,131	($407)	$1,131	$1,660	($529)

Professional fees	$1,288	$1,325	($37)	$1,325	$1,028	$297

Total General and Administration expense	$8,098	$14,259	($6,161)	$14,259	$19,251	($4,992)

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, facility-related and information technology expenses for all employees, and restructuring costs. These costs have decreased for the year ended November 30, 2008 when compared to the same periods in 2007, as a result of lower restructuring costs, reduced stock compensation expense, and a reduced level of activity required to support the current operations. Restructuring costs included in General and Administration expense for the year ended November 30, 2008 were $1.0 million compared with restructuring costs of $2.6 million for the year ended November 30, 2007.  In addition, we had a reduced stock compensation expense for employees as a result of terminations.  These employee stock options, which were expensed for the year ended November 30, 2007, are no longer being expensed as the unvested options were forfeited upon termination of employees in accordance with our Stock Option Plan.  The cost reduction is also driven by the decrease in full-time employees to six as at November 30, 2008.  There were 104 full-time employees as at November 30, 2007.  Infrastructure and other support costs have decreased in 2007 when compared to 2006, as a result of a reduced level of activity required to support the current operations. The cost reduction is primarily driven by the decrease in full-time employees to 104 as at November 30, 2007. There were 125 full-time employees as at November 30, 2006.

Insurance costs decreased in the year ended November 30, 2008 when compared to the same periods in 2007, as a result of market conditions at renewal and a reduction in liability insurance for our directors and officers, both of which impacted our insurance premiums on renewal.  The total amount of the insurance coverage provided to our directors and officers decreased to US$20.0 million from US$25.0 million.  Insurance costs decreased in 2007 when compared to 2006, as a result of market conditions that impacted our insurance premiums.

Professional fees, which include expenses for legal, tax, accounting, and other specialized services, incurred during the year ended November 30, 2008 and are comparable to the same periods in 2007.  Accounting costs have decreased during the year ended November 30, 2008 from the same periods in 2007 as estimated costs for the 2008 year-end audit are less than the prior period as we will not require a Sarbanes-Oxley audit opinion on the effectiveness of internal control for 2008 due to the fact that our market capitalization was below US$50 million on May 31, 2008, which is the test date for determining our filer status on November 30, 2008. This was offset by an increase in legal costs increased during the year ended November 30, 2008 compared to the same periods in 2007 mainly as a result of costs associated with the ongoing strategic review.  Professional fees increased in the year ended November 30, 2007 when compared to the same periods in 2006, as we had additional costs for the 2007 year-end audit as we required a Sarbanes-Oxley audit opinion on the effectiveness of internal control for 2007.

Foreign Exchange

The foreign exchange gain or loss for the years ended November 30, 2008, 2007, and 2006, is reflected in the following table:

Foreign Exchange (in thousands of dollars)	2008	2007	Decrease	2007	2006	Increase

Foreign exchange (gain) loss	($305)	$1,977	($2,282)	$1,977	$104	$1,873

We are holding U.S. dollars directly to make payments for operating expenses denominated in U.S. dollars. At November 30, 2008, we held U.S. dollar denominated securities in the amount of US$740 thousand (see “Liquidity and Capital Resources” section).  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay our U.S. dollar denominated expenses.

Our statement of operations includes a foreign exchange gain for the year ended November 30, 2008 that arose as a result of the weakening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period.  The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2008, and 2007 were 1.237, and 1.000, respectively.  Our statement of operations includes a foreign exchange loss for 2007 that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period.  The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2007, and 2006 were 1.000, and 1.1422, respectively.

Investment Income

Investment income for the years ended November 30, 2008, 2007, and 2006, is reflected in the following table:

Investment Income (in thousands of dollars)	2008	2007	Decrease	2007	2006	Decrease

Investment income	$513	$1,310	($797)	$1,310	$1,971	($661)

Investment income for 2008 was lower when compared with 2007 primarily as a result of a lower average amount of cash and cash equivalents and lower rates of returns on our investments.  Investment income for 2007 was lower when compared with 2006, primarily due to a decline in the average amount of cash and cash equivalents, available for sale securities, and restricted cash on hand.

Other expenses

Other expenses for the years ended November 30, 2008, 2007, and 2006, are reflected in the following table:

Other expense (in thousands of dollars)	2008	2007	Increase (Decrease)	2007	2006	Decrease

Interest expense on senior convertible notes payable	$0.0	$5	($5)	$5	$930	($925)

Accretion of the carrying value of senior convertible notes payable	$0.0	$728	($728)	$728	$7,824	($7,096)

Amortization of deferred financing costs	$0.0	$154	($154)	$154	$2,495	($2,341)

Loss on debt extinguishment	$0.0	$1,754	($1,754)	$1,754	$4,995	($3,241)

Change in fair value of embedded derivatives	$0.0	($829)	$829	($829)	$0.0	($829)

Total	$0.0	$1,812	($1,812)	$1,812	$16,244	($14,432)

We had no other expenses for the year ended November 30, 2008, when compared to the same periods in 2007, as a result of the outstanding balance of the senior convertible notes being fully repaid during the second quarter of 2007.  Other expenses associated with the senior convertible notes were primarily non-cash expenses.

These expenses are lower for 2007, when compared to the same period in 2006, as a result of the outstanding balance of the senior convertible notes being fully repaid as at May 31, 2007.

These notes were outstanding throughout fiscal 2006.  As a result of adopting Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, the Company allocated gross proceeds received from the issuance of the senior convertible notes between the debt, the conversion option, warrants, and the identified embedded derivatives.  These embedded derivatives were measured at fair market value at each reporting date and changes in fair market value are recognized in the statements of operations and deficit.

Loss

The loss for the years ended November 30, 2008, 2007, and 2006, is reflected in the following table:

Loss (in thousands of dollars, except per-share amounts)	2008	2007	Decrease	2007	2006	Decrease

Loss	$16,074	$28,777	($12,703)	$28,777	$66,360	($37,583)

Basic and fully diluted loss per share	$0.72	$1.46	($0.74)	$1.46	$7.05	($5.59)

The loss for the year ended November 30, 2008 has decreased when compared with the same period in 2007.  A key driver of this decrease was lower compensation costs, reduced stock compensation expense, lower infrastructure and other support costs driven by the significant reduction in employee numbers that resulted from our two restructurings in 2008, and a decrease in the foreign exchange loss that was incurred in the prior period. In addition, the decrease was impacted by a reduction in expenses resulting from the repayment of the senior convertible notes in April 2007.

The loss for 2007 has decreased when compared with 2006.  A key driver of this reduction is the lower costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs. Another reason for the reduced loss is the reduction in expenses associated with the senior convertible notes.  The loss for 2006 above does not include any adjustment to reflect the adoption of the recommendations of CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” ("Section 3855”).  We adopted this amendment on a retroactive basis, without restatement.

TREND INFORMATION

It is important to note that historical patterns of expenses cannot be taken as an indication of future expenses.  The amount and timing of expenses and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended November 30, 2008:

	Loss for the period	Basic and diluted	Foreign exchange
	(000’s)	loss per share	gain/(loss) (000’s)

November 30, 2008	($750)	($0.03)	$111
August 31, 2008	($2,586)	($0.12)	$59
May 31, 2008	($7,418)	($0.33)	$338
February 29, 2008	($5,320)	($0.24)	($203)

November 30, 2007	($6,058)	($0.27)	($777)
August 31, 2007	($5,347)	($0.24)	($242)
May 31, 2007	($9,694)	($0.54)	($1,092)
February 28, 2007	($7,678)	($0.47)	$134

Fourth Quarter

R&D and general and administration expense for the fourth quarter were $0.9 million, compared with $2.7 million in the third quarter.  The loss in the fourth quarter of 2008 has decreased compared to the loss in the third quarter of 2008 and the fourth quarter of 2007 as a result of reduced operating costs resulting from our two restructurings.  During the third quarter of 2008, as a result of our restructuring announced on July 3, 2008, we incurred restructuring costs of $0.8 million. No such costs were incurred during the fourth quarter of 2008.

The loss in the third quarter of 2008 was less than the loss in the second quarter of 2008 as a result of restructuring costs and the non-cash provision taken against our clinical supplies, which were expensed during the second quarter as a result of our restructuring (announced on April 14, 2008). R&D and general and administration expense for the third quarter was $2.7 million, compared with $7.8 million in the second quarter.

Prior to the restructuring that occurred in the second quarter of 2008, our R&D and general and administration expenses for the previous three quarters had been comparable; therefore, changes to our losses for the period had been impacted by foreign exchange losses and interest income.  The higher quarterly losses in the first and second quarter of 2007 were driven by expenses associated with the senior convertible notes which are discussed in greater detail elsewhere in this document. The loss in the second quarter of 2007 was higher as a result of restructuring costs, which were expensed during that period. The operations of our Company are not subject to any material seasonality or cyclicality factors.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.  Other than interest on our investments, we did not receive funds from any of these activities during the year ended November 30, 2008. During the year ended November 30, 2007, we completed a public offering for net proceeds of $15.4 million (US$14.2 million), resulting in the issuance of 4.9 million common shares and 3.7 million five-year warrants to purchase common shares at US$3.16 per share.   During the year ended November 30, 2006, we completed a public offering for gross proceeds of $23.1 million (US$20.3 million), resulting in the issuance of 4.3 million common shares, 1.7 million five-year warrants to purchase common share at US$6.30 per share and 0.4 million six-month warrants to purchase common shares at US$5.30 per share.  These financings triggered the anti-dilution adjustments contained in the senior convertible notes and warrants that were issued on October 7, 2005.

Our common shares are traded on both the Toronto Stock Exchange and the NASDAQ Capital Market.  On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below $1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4) (the “Rule”). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we were provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement. In October 2008 the NASDAQ Stock Market suspended the enforcement of the Rule requiring a minimum $1 closing price until January 20, 2009. Due to the "continued extraordinary market conditions" the NASDAQ has further extended the suspension of the enforcement of the minimum closing price Rule until April 20, 2009. Accordingly, the NASDAQ will not take action to delist any security, including our shares, for a violation of the minimum bid price rule during the suspension. Regardless, given our current share price, it is very unlikely that we will be in compliance with the NASDAQ’s minimum closing bid price when the rule is reinstated and as such we will receive an additional notice from NASDAQ (the “Staff Determination”) indicating that we did not regain compliance with the Rule for continued listing and that our shares are subject to delisting from the NASDAQ Capital Market.  Following procedures set forth in the NASDAQ Marketplace Rule 4800 series, we can request a hearing before a NASDAQ Listing Qualifications Panel (the "Panel") to review the Staff Determination. A hearing request will stay the delisting of our common stock, pending the decision of the Panel, allowing our common shares to continue to trade on the NASDAQ Capital Market.  We expect that any discussions with the NASDAQ regarding our plans for regaining compliance will be impacted by the strategic initiatives that we are currently exploring.  Historically Panels have generally viewed a near-term reverse stock split as the only definitive plan acceptable to resolve a bid price deficiency. There can be no assurance that the Panel will grant a request for continued listing on the NASDAQ Capital Market. If we do not request a hearing, our shares would be delisted from the NASDAQ Capital Market.

If our common shares are delisted from the NASDAQ Capital Market, it will likely materially impair our ability to obtain financing in the future.

As at November 30, 2008, the total number of common shares outstanding was 22.4 million.  The number of employee stock options outstanding at November 30, 2008 is 1.0 million.  The conversion rate of the options is on a one-to-one basis for common shares.  The number of warrants outstanding at November 30, 2008 is 6.5 million. The conversion rate of the warrants is on a one-to-one basis for common shares, excluding 0.5 million warrants that have been issued to the note holders, which are now convertible into common shares at a rate of approximately 2.2 common shares for one warrant.  All outstanding options and warrants are currently out of the money.  The weighted average exercise price of the outstanding options is $11.61, while the exercise prices of the warrants range from US$3.16 to US$14.05.

As at February 25, 2009, we have 22.5 million common shares outstanding; 0.9 million options to purchase common shares outstanding; and 6.5 million warrants to purchase 7.1 million common shares.

The comparative information for the Shareholders’ Equity section in our financial statements has been adjusted to give effect to the 10:1 share consolidation that was approved by our shareholders on April 3, 2007, and implemented on April 17, 2007, as directed by the Board of Directors.

At November 30, 2008, our cash and cash equivalents totaled $8.6 million, compared with $23.5 million at November 30, 2007.  The decrease is a result of the cash used in operations during the year ended November 30, 2008.  We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments. We currently hold our cash resources in investments issued by major Canadian governments or financial institutions.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our cash and cash equivalents.  At November 30, 2008, we held U.S. dollar denominated securities in the amount of US$740 thousand.  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay U.S. dollar denominated expenses.    In November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.  The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars.  This forward contract matured in December 2007.

Our net cash used in operating activities for 2008, was $15.2 million, compared with $25.8 million and $64.4 million for 2007 and 2006, respectively.  Our net cash used in operations included restructuring costs for the year ended November 30, 2008 of $3.1 million compared with $2.9 million, for the  year ended November 30, 2007, respectively.

Our ability to continue as a going concern is completely dependent upon our ability to identify and complete a sale, merger, acquisition, or alternative strategic transaction and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from potential strategic partners, as well as other financing opportunities.  The availability of financing will be affected by a sale, merger, acquisition, or alternative strategic transaction, the state of the economy and capital markets generally (including with reference to biotechnology companies), the liquidity of our common shares and the status of our listing on   the NASDAQ market and the TSX, strategic alliance agreements, and other relevant commercial considerations. The current economic conditions may make the availability of debt or equity financing scarce.  Our cash outflows are currently expected to consist primarily of payroll costs, insurance, public company expenses, and potential expenses related to the outcome of the ongoing strategic review process.  This disclosure regarding our ability to continue as a going concern is included in Note 1 to our financial statements for the year ended November 30, 2008.  If we cannot complete a, sale, merger, acquisition, or alternative strategic transaction, secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to consider other possibilities which may include, seeking to out-license assets, potential asset divestitures, winding up, dissolution, or liquidation of the Company.

Selected Annual Information

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:
(in thousands of dollars except per share data)	2008	2007	2006
Net Loss	$16,074	$28,777	$66,360

Basic and diluted loss per share	$0.72	$1.46	$7.05

Total Assets	$9,342	$28,050	$41,770

Total Long Term Liabilities	$0.0	$0.0	$0.0

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements.  Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes between liabilities and equity; and the income tax valuation allowance.

We expense research costs as they are incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  We have not capitalized any such development costs to date.  We had previously capitalized amounts related to our clinical supplies inventory.  As a result of our restructuring during the second quarter of 2008, we believe that the value of our clinical supplies is not recoverable.

We periodically review the useful lives and the carrying values of our long-lived assets.  We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.  As a result of our restructuring we believe that the value of our long-lived assets that support Celacade are not recoverable.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits.  In view of our history of net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.  Tax credits recoverable on the balance sheet include the Ontario Innovation Tax Credit, the Goods and Services Tax Credits and other recoverable tax amounts.

Accounting Policy Changes

Effective December 1, 2007, we adopted the recommendations of ‘The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1535, Capital Disclosure (“Section 1535”).  The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  Disclosure requirements pertaining to Section 1535 are contained in Note 13 to the consolidated financial statements.

Effective December 1, 2007, we adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosure (“Section 3862”). The new standard provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments.  This adoption required additional disclosures in the notes to the financial statements found in Note 14 to the consolidated financial statements.

Effective December 1, 2007, we adopted the recommendations of CICA Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).  The adoption of this standard did not have an impact on our financial disclosures.

Recent Accounting Pronouncements Issued But Not Yet Adopted

Inventories
In May 2007, the AcSB issued Section 3031, which supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs, and the reversals of write-downs are required to be disclosed.

This standard is effective for interim and annual periods beginning on December 1, 2008.  We expect the impact of the new standard on its consolidated financial statements to be minimal as currently we have no inventory recorded in our financial statements.

General Standards of Financial Statement Presentation

In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008.  We do not expect that the adoption of this Section will have an impact on our financial statement disclosures as we have disclosed our assessment of uncertainties affecting the going concern assumption in note 1 to the consolidated financial statements.

Goodwill and Intangible Assets
In 2008, CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s interim and annual consolidated financial statements for periods commencing December 1, 2008. We expect the impact of the new standard on its consolidated financial statements to be minimal as currently we have no goodwill or intangible assets recorded in our financial statements.

Business combinations
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Consolidated financial statements
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements arid is effective for the Company on December 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Non-controlling interests
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011. We are currently assessing the impact this standard will have on its financial position and results of operations.

International Financial Reporting Standards
In February 2008, the CICA’s Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises. These new standards will be effective for the Company's interim and annual financial statements commencing December 1, 2011. The Company is assessing the impact of the transition to IFRS on its financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable Canadian and U.S. securities regulatory requirements.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of November 30, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, we have concluded that our internal control over financial reporting was effective as of that date.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events.  There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

There have been no changes in our internal controls over financial reporting during the year ended November 30, 2008 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.  As at November 30, 2008, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A, and other required documents, and discussions with management surrounding the process of communicating material information to management and in turn the Chief Executive Officer and the Chief Financial Officer, and all procedures, taking into consideration the size of the Company and the number of employees.  Based on the evaluation described above, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at November 30, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

Contractual Obligations

Our contractual obligations as of November 30, 2008 are as follows:

Contractual Obligations (in thousands of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years

Operating lease obligations	$92	$92	nil	nil	nil

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions.

RISKS AND UNCERTAINTIES

If we do not complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider other possibilities which may include, seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and new debt, as well as through other financing opportunities including seeking to in- or out-license assets, and potential asset acquisitions or divestitures. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  Currently, irrespective of the minimum bid price requirement, we do not meet the initial listing criteria of the NASDAQ Capital Market.  If our common shares are delisted from the NASDAQ Capital Market, it will likely materially impair our ability to obtain financing in the future.

We set goals for and make public statements regarding timing for the completion of objectives material to our success.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form and our Form 20-F and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our ability to continue as a going concern is completely dependent upon our ability to identify and complete a sale, merger, acquisition, or alternative strategic transaction and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from potential strategic partners, as well as other financing opportunities.  The availability of financing will be affected by a sale, merger, acquisition or alternative strategic transaction, the state of the economy and capital markets generally (including with reference to biotechnology companies), the liquidity of our common shares and the status of our listing on the NASDAQ market and the TSX, strategic alliance agreements, and other relevant commercial considerations. The current economic conditions may make the availability of debt or equity financing scarce.  Our cash outflows are currently expected to consist primarily of payroll costs, insurance, intellectual property expenses, public company expenses, and potential expenses related to the outcome of the ongoing strategic review process.  This disclosure regarding our ability to continue as a going concern is included in Note 1 to our financial statements for the year ended November 30, 2008.  If we cannot complete a sale, merger, acquisition or alternative strategic transaction, secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to consider other possibilities which may include, seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.  See “Liquidity and Capital Resources.”

Additional information relating to us, including our Annual Information Form, is accessible on our website, www.vasogen.com, and on SEDAR and EDGAR.